

Mail Stop 3030

October 26, 2017

Via E-mail
Guy Avidan
Chief Financial Officer
Kornit Digital Ltd.
12 Ha'Amal Street
Park Afek
Rosh Ha'Ayin 4824096 Israel

> **Re:** **Kornit Digital Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed March 30, 2017**
> **File No. 001-36903**

Dear Mr. Avidan:

We have reviewed your October 9, 2017 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2017 letter.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 5. Operating and Financial Review and Prospects.

Comparison of the Years Ended December 31, 2015 and 2016, page 45

1.   We have considered your response to comment 2 with regard to the non-GAAP financial measure adjustment that excludes the impact of issuing warrants to Amazon. We do not believe this adjustment is appropriate as it represents a material element of your customer arrangement (i.e., a sales incentive) and could lead investors to improperly infer that you would have generated the same revenue levels without granting this incentive. Comply with this comment in all future filings.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Lynn Dicker for

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery